Katherine T. Gates
Senior Vice President, General Counsel
and Chief Compliance Officer

SunCoke Energy, Inc.
1011 Warrenville Road
Suite 600
Lisle, IL 60532
630.824.1911 Phone
ktgates@suncoke.com

October 20, 2016

Via EDGAR and E-mail
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Pamela Long
           Assistant Director

> **Re: SunCoke Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 29, 2016**
> **File No. 333-212785**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 18, 2016**
> **File No. 1-35243**

Dear Ms. Long:

This letter, being provided on behalf of SunCoke Energy, Inc. (the "***Registrant***"), contains additional information we believe is responsive to the request by Ms. Nudrat Salik, Staff Accountant of the Division of Corporation Finance staff ("***Staff***") of the Securities and Exchange Commission (the "***Commission***"), during a telephone conversation with the Registrant on October 18, 2016.

Reference is hereby made to the Registrant's letter dated October 5, 2016 ("***Response Letter***") responding to comment 1 of the September 22, 2016 letter (the "***Comment Letter***") from the Staff, regarding Note 9 (Income Taxes), of the notes to financial statements, on page 94 of the Registrant's Form 10-K for the year ended December 31, 2015. Capitalized terms used, but not otherwise defined, in this letter are intended to have the respective meanings ascribed to such terms in the above-referenced filings and in the Response Letter.

In the Response Letter, the third paragraph of the Registrant's response states:

> "In connection with SXCP's IPO, the Registrant contributed to SXCP a 65% equity interest in each of Haverhill and Middletown ("***2013 Dropdown Transaction***"), which resulted in these entities becoming non-

.

tax paying partnerships. In accordance with applicable accounting for income tax guidance, the change in tax status of these entities required the Registrant to reclassify 100% of the difference between the financial reporting basis and tax basis from being tracked by the individual assets of Haverhill and Middletown, reflected in "Property, plant and equipment, net" to "Investment in partnerships" in the newly created non-tax paying partnerships."

The Registrant further notes that the 2013 Dropdown Transaction had no impact on gross deferred tax liabilities recorded by the Registrant, but merely resulted in a shift in the characterization of deferred tax liabilities in the notes to the financial statements. Ms. Salik has asked the Registrant to identify the applicable income tax accounting guidance upon which it relied in reclassifying the footnote presentation in conjunction with the 2013 Dropdown Transaction. Specifically, we refer to the following guidance from Fin. Acct. Standards Bd., Accounting Standard Codification (ASC) Topic 740, "Income Taxes":

> "**740-10-50-6:** A public entity shall disclose the approximate tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax liabilities and deferred tax assets (before allocation of valuation allowances).

> **740-30-25-5:** A deferred tax liability shall be recognized for... the following types of taxable temporary differences:

>> a. An excess of the amount for financial reporting over the tax basis of an investment in a domestic subsidiary that arises in fiscal years beginning after December 15, 1992..."

In addition to the foregoing Financial Accounting Standards Board codification of accounting standards, at the time of the 2013 Dropdown and as part of the preparation of its responses, the Registrant also reviewed and considered the following guidance (copies of which are attached to this letter, as indicated below) in assessing its accounting treatment for the 2013 Dropdown Transaction (versions prior to 2015 noted below had similar guidance related to this presentation issue):

1. ANNEX A: ERNST & YOUNG LLP, *Financial Reporting Developments - A Comprehensive Guide: Income Taxes*, § 2.3 (revised Sep. 2013)

2. ANNEX B: KPMG DEP'T PROF. PRAC., *Accounting for Income Taxes*, §§ 2.098 & 10.097 (Nov. 2015)

3. ANNEX C: PRICEWATERHOUSECOOPERS, *Income Taxes 2013*, § 11.1.9 (2nd Ed., Jun. 2015)

4. ANNEX D: DELOITTE, *A Roadmap to Accounting for Income Taxes*, § 8.06 (2015 Ed.)

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Securities and Exchange Commission
Attn: Pamela Long
October 20, 2016
Page 3

Please direct any questions that you have with respect to the foregoing to the undersigned, at 630-824-1911, or to John DiRocco, the Registrant's Vice President, Assistant General Counsel and Corporate Secretary, at 630-824-1785.

Very truly yours,

SunCoke Energy, Inc.

/s/ Katherine T. Gates
Katherine T. Gates
Senior Vice President, General Counsel and

Chief Compliance Officer

cc: Fay West (SunCoke Energy, Inc.)
    Gillian A. Hobson (Vinson & Elkins L.L.P.)

*** Copyrighted Material Omitted ***